245 Summer Street

Fidelity® Investments

Boston, MA 02210

February 14, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Variable Insurance Products Fund V (the trust): File Nos. 033-17704 and 811-05361 Asset Manager Portfolio Asset Manager Growth Portfolio (the funds) Post-Effective Amendment No. 57

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 57 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the funds referenced above. Pursuant to Rule 472 under the 33 Act, each fund’s Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 55.

Principal changes and additions include changes to fund strategies.

This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of April 30, 2017.  We request your comments by March 16, 2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group